SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           APPLIED DNA SCIENCES, INC.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03815U 10 2
         --------------------------------------------------------------
                                 (CUSIP Number)

LAWRENCE "LARRY" LEE
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 28, 2003
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.
03815U 10 2

                                  SCHEDULE 13D

----------------------------                        -----------------
CUSIP NO. 03815U 10 2                               PAGE 2 OF 5 PAGES
----------------------------                        -----------------


-----------------------------------------------------------------------
1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Larry Lee                        n/a
-----------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SeeInstructions)
                                                (A) [ ]
                                                (B) [ ]

-----------------------------------------------------------------------
3  SEC USE ONLY


-----------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)


-----------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

-----------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

-----------------------------------------------------------------------
7     SOLE VOTING POWER

                      9,802,000
 NUMBER OF    ---------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              - 0 -
     EACH       -------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               9,802,000
              ---------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      - 0 -
-----------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,802,000
-----------------------------------------------------------------------

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]
-----------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       58%
-----------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN
-----------------------------------------------------------------------

                                                                ----------------
                                                                PAGE 3 OF 5 AGES
                                                                ----------------


ITEM 1. SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of APPLIED DNA SCIENCES, INC. (the "Corporation"). The Corporation's principal executive office is located at 8233 Roxbury Road Los Angeles, CA 90069


ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Larry Lee (the "Reporting Person").

(b) The business address of the Reporting Person is:

9225 West Sunset Blvd., Suite 805, Los Angeles, California  90096

(c) The Reporting Person's present principal occupation is:

President

(d) During the past five years, Mr. Lawrence Lee has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Lee has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

                                                               -----------------
                                                               PAGE 4 OF 5 PAGES
                                                               -----------------


(f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 28, 2003, the Reporting person acquired 4,920,000 shares of common stock of the Company from RHL Management, Inc. in a private transaction for a purchase price of Five Million Dollars ($5,000,000), which was paid as follows:
(i) Fifty Thousand Dollars ($50,000), via certified check from personal funds at the time of transfer of the Stock; (ii) Fifty Thousand Dollars to be paid within 60 days of the execution of the stock purchase agreement; and (iii) Four Million Nine Hundred Thousand Dollars ($4,900,000) in the form of a promissory note.


ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person wished to purchase the shares, and the seller wished to sell the shares and divest itself from the issuer.


The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Person may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of August 27, 2003, the corporation had issued and outstanding a total of 16,874,660 shares of Common Stock. As of that date, the Reporting Person was the beneficial owner of 9,802,000 shares of Common Stock or 58.31% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 9,802,000 shares of Common Stock and sole power to dispose of, or to direct the disposition of 9,802,000 shares of Common Stock.

(c) The Reporting Person initially acquired 5,500,000 shares in a Plan and Agreement of Reorganization under Section 368 (a)(1)B of the Internal Revenue Code between the shareholders of Applied DNA Sciences, Inc. and ProHealth Medical Technologies, Inc. (the former name of the reporting Nevada corporation, Applied DNA Sciences, Inc.)

(d) Not applicable.

                                                               -----------------
                                                               PAGE 5 OF 5 PAGES
                                                               -----------------

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Lawrence Lee acquired these shares from RHL Management, Inc. pursuant to a Stock Purchase Agreement dated August 28, 2003 2003, for a purchase price of Five Million Dollars ($5,000,000), which purchase price is to be paid as follows: (i) Fifty Thousand Dollars ($50,000), was paid by certified check from personal funds at the time of transfer of the Stock; (ii) Fifty Thousand Dollars is to be paid within 60 days of the execution of the stock purchase agreement; and (iii) Four Million Nine Hundred Thousand Dollars ($4,900,000) is to be paid pursuant to a three-year promissory note bearing interest at a rate of 5% per annum. Quarterly payments in the amount of Twenty Five Thousand Dollars ($25,000) are to be made under the promissory note on each three (3) month anniversary of the date of execution of the Note commencing on February 2, 2004, with the proceeds of such payments being first applied to accrued and unpaid interest and then to principal. Lawrence Lee's obligations under promissory note are secured by a pledge of the stock purchased and by a [Mortgage] on certain real property owned by Lawrence Lee. Lawrence Lee is the President of Applied DNA Sciences, Inc.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The stock purchase agreement, promissory note, stock pledge agreement and mortgage are filed herewith as exhibits.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2003


                                    /s/ Lawrence Lee
                                    --------------------------
                                    By: Lawrence Lee

Exhibit "A"

                            STOCK PURCHASE AGREEMENT

                  THIS STOCK PURCHASE AGREEMENT (the "Agreement"), dated as of August 22, 2003, is made between RHL Management, Inc., a Nevada corporation, with an address of 8233 Roxbury Road, Los Angeles, CA 90069 (the "Corporation" or "Seller"), and Lawrence Lee, with an address of 1351 Sunset Ave, Santa Monica, CA, 90405 (the "Purchaser").

                                   WITNESSETH:

                  WHEREAS, Seller is the owner of Four Million Nine Hundred Twenty Thousand (4,920,000) shares of the Common Stock, par value $.0001 per share, of Applied DNA Sciences, Inc., a Nevada corporation (the "Stock"); and

                  WHEREAS, Seller desires to sell the Stock to Purchaser, and Purchaser desires to purchase the Stock from Seller; and

                  WHEREAS, in order for Purchaser to purchase said stock from Seller, it has executed and delivered to Seller, simultaneously herewith, a Purchase Money Promissory Note, of even date herewith (the "Note"), which is secured by a Stock Pledge Agreement, of even date herewith, executed and delivered by Purchaser to Seller (the "Stock Pledge Agreement"), and a Mortgage, of even date herewith, executed and delivered by Purchaser to Seller (the "Mortgage").

                  NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Purchase. Subject to the terms and conditions hereinafter set forth, the Purchaser hereby purchases the Stock from the Corporation. The purchase price shall be Five Million Dollars ($5,000,000), which shall be payable as follows:
(i) Fifty Thousand Dollars ($50,000), via certified check, at the time of transfer of the Stock, and (ii) Fifty Thousand Dollars ($50,000) within 60 days of the execution of this Agreement; and (iii) Four Million Nine Hundred Thousand Dollars ($4,900,000) in the form of a promissory note (attached hereto as Exhibit A), to be delivered at the time of transfer of the Stock.

2. Delivery of the Stock. Simultaneously with the execution of this Agreement, the Seller shall deliver to the Purchaser duly endorsed certificates for all of the shares sold to Purchaser, which Purchaser shall endorse in blank and deliver to the Collateral Agent, at which time the consideration set forth in paragraph
1. hereof shall be delivered.

3. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Corporation, and to its respective agents and employees, as follows:

                  a. The Purchaser acknowledges that no assurances are or have been made regarding the profits which may inure to the benefit of the Purchaser.

                  b. The Purchaser, if a corporation, limited liability company, partnership or trust, has the requisite power and authority and is otherwise duly qualified to purchase and hold the Stock.

                  c. The Purchaser has received no representations or warranties from the Corporation or its officers, directors, employees, or agents.

                  d. The Purchaser is either an accredited investor, as such term is defined in Regulation D, Rule 501(a), as promulgated under the Securities Act of 1933, as amended, or a qualified institutional buyer, as such term is defined in Rule 144A(a)(1), promulgated under the Securities Act of 1933, as amended.

                  e. Purchaser is acquiring the Shares for his own account, for investment purposes only and not with a view to resale or other distribution thereof, nor with the intention of selling, transferring or otherwise disposing of all or any part of such Shares, or any interest therein, for any particular price, or at any particular time, or upon the happening of any particular event or circumstances, except selling, transferring, or disposing of such Shares made in full compliance with all applicable provisions of the Securities Act of 1993 (the "Act") and the Securities Exchange Act of 1934 ("Exchange Act"), and the Rules and Regulations promulgated by the Securities and Exchange Commission thereunder, all as amended; and that such Shares must be held indefinitely unless they are subsequently registered under the Act, or an exemption from such registration is available.

                  f. Purchaser has sufficient knowledge and experience of financial and business matters, is able to evaluate the merits and risks of purchasing such Shares and has had substantial experience in previous private and public purchases of securities.

4. Representations and Warranties of the Corporation. The Corporation hereby represents and warrants to the Purchasers as follows:

                  a. This Agreement has been duly and validly authorized, executed and delivered by or on behalf of the Corporation and constitutes the valid, binding and enforceable agreement of the Corporation.

                  b. The Corporation was duly and validly organized and is validly existing under the laws of the State of Nevada and has full power and authority to conduct the business in which it is engaged and intends to engage.

                  c. The shares of Stock purchased pursuant to this Agreement are validly issued and, subject to the payment of the purchase price therefor, will be fully paid and non-assessable.

                  d. Seller is the sole beneficial owner of the Shares, and owns the Shares, free and clear of all mortgages, pledges, restrictions, liens, charges, encumbrances, security interests, obligations or other claims.

5. Notices. The address for the Corporation for all purposes shall be the address set forth above, and the address for each Purchaser for all purposes shall be the address set forth above, or such other address of which the other parties have received notice. Any notice to be given under this Agreement shall be made in writing, and shall be deemed to be given when delivered to the party at its address or when sent by first class, certified or registered mail, return receipt requested, to such party at such address as it shall designate.

6. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada.

7. Parties. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns.

8. Integration. This Agreement (along with the Note, Stock Pledge Agreement and Mortgage) constitutes the entire agreement among the parties pertaining to the subject matter contained in the Agreement and supersedes any prior understandings of the parties.

9. Incorporation by Reference. All terms and conditions of the Note, Stock Pledge Agreement and Mortgage are hereby incorporated herein by reference as if fully set forth herein, and all terms set forth in all of such documents shall constitute legal, valid and binding obligations on the part of Purchaser and Seller.

IN WITNESS WHEREOF, the undersigned have executed this Stock Subscription Agreement as of the date first written above.

                              RHL MANAGEMENT, INC.

                              By: /S/ RICK LANGLY
                                  -----------------------------------
                                  Name: Richard  Langley
                                  Title: President

                                  /s/ Larry Lee
                                  -----------------------------------
                                  Lawrence Lee

EXHIBIT "B"

                         PURCHASE MONEY PROMISSORY NOTE

Dated: August 27, 2003

Los Angeles, California

$4,900,000.00

         FOR VALUE RECEIVED, after date, without grace, in the manner, on the dates and in the amounts herein stipulated, the undersigned, Lawrence Lee, having an address of 1351 Sunset Avenue, Santa Monica, CA 90405 (the "Maker"), promises to pay to the order of RHL Management, Inc. or its successors or assigns (collectively, the "PAYEE"), a Nevada corporation having an address of 8233 Roxbury Road, Los Angeles, CA 90069 (or at such other place as the Payee may designate from time to time), the principal sum of Four Million Nine Hundred Thousand Dollars ($4,900,000.00) in lawful money of the United States of America, which shall be legal tender, in payment of all debts and dues, public and private, at the time of payment, with interest on the amount thereof from the date of execution of this Note, until paid at the rate of five percent (5%) per annum (the "Interest Rate"), to be computed on a 365-day basis (i.e., interest for each day during which any of the principal is outstanding shall be computed at the Interest Rate divided by 365). Until this Note is paid in full, Payee retains a purchase money secured interest in the 4,920,000 shares of Common Stock of Applied DNA Sciences, Inc. purchased by it in connection with the issuance of this Note.

         This Note shall be due and payable as follows:

         On each three (3) month anniversary of the date of execution of this Note (each, a "Payment Date"), commencing on February 2, 2004, Maker shall pay to Payee an amount equal to Twenty Five Thousand Dollars ($25,000), which shall be first applied to accrued and unpaid interest and then to principal.

         On the three (3) year anniversary of the date of execution of this Note (the "Final Payment Date"), the entire unpaid principal balance of this Note plus all accrued and unpaid interest thereon. Until the Final Payment Date, interest shall accrue on the unpaid principal balance of this Note at a rate equal to the Interest Rate.

         The Maker shall have the option to prepay, in whole or in part, the principal sum hereof without any premium, penalty or fee.

         Maker shall pay a late payment premium of five percent (5%) of any principal or interest payment made more than five (5) calendar days after the due date thereof which shall be due with any such late payment.

         Maker agrees that, upon the failure of Maker timely to make any payment due hereunder or upon the happening of any "Event of Default" hereunder the principal amount of the Note, or so much thereof as may be outstanding, together with accrued interest and all other expenses, including, but not limited to reasonable attorneys' fees for legal services incurred by the holder hereof in collecting or enforcing payment hereof whether or not suit is brought, and if suit is brought, then through all appellate actions, shall immediately become due and payable at the option of the holder of this Note, notwithstanding the Final Payment Date set forth herein. After and during the continuance of an "Event of Default", the unpaid Principal Amount shall bear interest at five (5) percentage points in excess of the Interest Rate.

         This Note is secured by, among other things, that certain pledge agreement (the "Pledge Agreement") made by Maker to Payee, encumbering, the stock purchased by Maker in connection with its execution and delivery of this Note, as more particularly described therein, and that certain [Mortgage] (the "Mortgage") on real property owned by Maker, as more particularly described therein. The Pledge Agreement or Mortgage and the Mortgage are hereby made a part of this Note to the same extent and with the same force and effect as if they each were fully set forth herein, and the Maker covenants and agrees to keep and perform each of them, or cause each of them to be kept and performed, strictly in accordance with their terms.

         Should the indebtedness represented by this Note or any part thereof be collected at law or in equity, or in bankruptcy, receivership or any other court proceedings (whether at the trial or appellate level), or should this Note be placed in the hands of attorneys for collection upon default, Maker agrees to pay, in addition to the principal and interest due and payable hereon, all costs of collection or attempting to collect this Note, including reasonable attorneys' fees and expenses.

         Maker  hereby  waives  valuation  and  appraisement,   presentment  for
payment, demand, protest, notice of protest and notice of dishonor.

         Any one of the following shall constitute an event of default ("Event of Default") hereunder:

         1. Failure of the Maker to make payment of any sums due under this Note or the Pledge Agreement or Mortgage within five (5) calendar days of the date due, without any requirement of written notice from Payee to Maker;

         2. Non-performance of or non-compliance by the Maker with any of the agreements, terms, conditions, covenants, provisions or stipulations contained in this Note, the Pledge Agreement or the Mortgage.

         3. If Maker shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of Maker or of any substantial part of its property, or if Maker shall make any general assignment for the benefit of creditors, or if Maker shall fail generally to pay its debts as such debts become due and any proceeding commenced with respect to any of the foregoing remains undismissed for a period of sixty
(60) days from the date of commencement thereof (and the dismissal is non-appealable, or if Maker shall take any action in furtherance of any of the foregoing;

         4. The imposition or granting of any lien or encumbrance in the stock pledged under the Pledge Agreement or real property encumbered under the Mortgage (collectively, the "Property") that is superior to the liens of the Payee in the Property, including without limitation, liens of taxing authorities, unless such lien or encumbrance is removed within fifteen (15) days of the date Maker receives notice of such lien or encumbrance or if Maker has a judgment entered against it in an amount in excess of One Hundred Thousand Dollars ($100,000), which is not dismissed within sixty (60) days of the date of entry; and

         5. Non-performance of or non-compliance by Maker with any of the agreements, terms, conditions, covenants, provisions or stipulations contained in this Note, the Pledge Agreement or the Mortgage.

         Upon the occurrence of any Event of Default hereunder, the Payee, at its option, and without notice to the Maker, may declare immediately due and payable the entire unpaid principal balance of this Note, together with all accrued but unpaid interest thereon at the California judgment interest rate from the date of the Event of Default until the Note is fully paid, plus all other sums due by the Maker hereunder or under the Pledge Agreement or the Mortgage, anything herein or in the Pledge Agreement or the Mortgage to the contrary notwithstanding; and payment thereof may be enforced and recovered in whole or in part at any time by the exercise of one or more of the remedies provided to the Payee in this Note and in the Pledge Agreement or the Mortgage at law or in equity. Payee may also recover all costs of suit and other expenses in connection therewith, together with reasonable attorney's fees.

         The provisions of this Note may be changed only by a written agreement signed by the Maker and Payee.

         Anything herein to the contrary notwithstanding, the obligations of Maker under this Note, the Pledge Agreement or the Mortgage shall be subject to the limitation that payments of interest shall not be required to extent that receipt of any such payment by the Payee would be contrary to provisions of law applicable to the Payee limiting the maximum rate of interest that may be charged or collected by the Payee. Should Payee receive any payment which is or would be in excess of that permitted to be charged under any such applicable law, such payment shall have been, and shall be deemed to have been, made in error and shall automatically be applied to reduce the principal balance outstanding on this Note.

         Maker hereby consents to the jurisdiction of any state or federal court within the State of California for all purposes in connection with any action or proceeding commenced between the parties hereto, the subject matter of which relates to any controversy or claim arising out of, under or relating to this Note, the Pledge Agreement or Mortgage, or the breach thereof, and further consents that any process or notice in connection therewith may be served by certified mail, return receipt requested, or personal service, within or without the State of California, provided a reasonable time for appearance is allowed.

         Any notice, demand or request relating to any matter set forth herein shall be in writing and shall be deemed effective when presented personally or mailed, postage prepaid, by registered or certified mail, return receipt requested, to any party hereto at its address stated herein or at such other address of which it shall have notified the party giving such notice in writing as aforesaid.

         Maker hereby expressly and unconditionally waives, in connection with any suit, action or proceeding brought by Payee on this Note, any and every right it may have to (i) injunctive relief (other than injunctive relief granted in connection with any such suit, action or proceeding brought by Payee on this
Note), (ii) a trial by jury, (iii) interpose any counterclaim therein (other than a counterclaim which can only be asserted in the suit, action or proceeding brought by Payee under this Note and cannot be maintained in any separate action) and (iv) have the same consolidated with any other or separate suit, action or proceeding. Nothing herein contained shall prevent or prohibit Maker from instituting or maintaining a separate action against Payee with respect to any asserted claim.

         The Payee shall not be deemed, by any act of omission or commission, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by the Payee, and then only to the extent specifically set forth in such writing. A waiver by the Payee with respect to one event shall not be construed as continuing or as a bar to or waiver of any right or remedy with respect to a subsequent event.

         In the event that any one or more of the provisions contained in this Note, the Pledge Agreement or the Mortgage shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, the Pledge Agreement or the Mortgage, but this Note, the Pledge Agreement or the Mortgage shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein or therein, and the Payee may, at its option, and without notice to the Maker, declare immediately due and payable the entire unpaid balance of principal with accrued interest thereon and all other sums due hereunder or under the Pledge Agreement or Mortgage.

         This instrument shall be governed by and construed according to the laws of the State of California.

         THE MAKER HEREBY IRREVOCABLY WAIVES TRIAL BY JURY AND ANY RIGHT THERETO, AND CONSENTS TO THE JURISDICTION OF THE COURTS OF THE STATE OF CALIFORNIA, AND AGREES NOT TO RAISE ANY OBJECTION TO SUCH JURISDICTION, OR TO THE LAYING OF THE VENUE IN SUCH STATE. THE MAKER FURTHER AGREES THAT SERVICE OF PROCESS MAY BE DULY EFFECTED UPON THEM AT THE ADDRESS SET FORTH IN THE FIRST PARAGRAPH OF THIS NOTE.

         IN WITNESS WHEREOF, the Maker has caused this Promissory Note to be duly executed as of the day and year first above written.

                                  /s/ Larry Lee
                                  ------------------------------------------
                                  Lawrence Lee

EXHIBIT "C"
                             STOCK PLEDGE AGREEMENT


         THIS STOCK PLEDGE AGREEMENT ("Agreement") is made by Lawrence Lee, an individual, with a principal place of business at 1351 Sunset Avenue, Santa Monica, CA 90405 ("Pledgor"), in favor of RHL Management, Inc. or its successors or assigns, a Nevada corporation with a principal place of business at 8233 Roxbury Road, Los Angeles, CA 90069 ("Pledgee").

                                    RECITALS:

         The following facts set forth the background to this Agreement:

         A. The Pledgor is owner of 4,920,000 shares (the "Pledged Stock") of the outstanding common stock of Applied DNA Sciences, Inc. (the "Corporation"), a Nevada corporation.

         B. Pursuant to that certain Stock Purchase Agreement, of even date herewith, between Pledgor and Pledgee, (the "Stock Purchase Agreement"), Pledgor purchased the Pledged Stock from Pledgee for a purchase price of $5,000,000, of which $50,000 of the purchase price was to be paid in cash; $50,000 is to be paid within 60 days of the Stock Purchase Agreement, and the balance was delivered pursuant to a purchase money promissory note, of even date herewith, delivered by Pledgor to Pledgee (the "Note"). As partial security for its promise to pay Pledgee $4,900,000 under the Note, the Pledgor has agreed to grant the Pledgee the security interests hereinafter described.

         NOW, THEREFORE, in consideration of the premises, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Pledgor agrees with the Pledgee as follows:

         SECTION 1. PLEDGE OF STOCK. In consideration of the Loan from Pledgee to Pledgor, evidenced by the Note, Pledgor hereby pledges, assigns, grants a security interest in, and delivers to Pierson Law Firm on behalf of the Pledgee, at its address specified above, the Pledged Stock as evidenced the certificates, as noted in the Corporation's Stock Register book, which Stock Certificates, accompanied by instruments of assignment thereof duly executed in blank by the Pledgor, have been delivered contemporaneously herewith to the Pierson Law Firm as the collateral agent for the Pledgee as further identified on Exhibit A hereto. Collateral agent shall also act as recipient of the Pledged Stock or any proceeds thereof upon any exercise by Pledgee of any remedy hereunder. Pledgee agrees that simultaneously with the exercise of any remedy by it, it will set up a trust with either the Collateral Agent, or an institutional trust company as Trustee pursuant to the terms and conditions of a trust agreement to be entered into within ninety (90) days of the date of this Agreement.

         In case the Pledgor shall acquire any additional shares of the capital stock of any class of the Corporation, or of any corporation which is the successor of the Corporation, or any securities exchangeable for or convertible into shares of such capital stock of any class of the Corporation, or of any successor to the Corporation, by purchase, stock dividend, distribution of capital or otherwise, the Pledgor shall forthwith pledge such additional shares to the Pledgee under this Agreement (all of such stock being hereinafter collectively referred to as the "Pledged Stock" or "Collateral").

         SECTION 2. DEFINITIONS. Unless otherwise defined herein, capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Note and Stock Purchase Agreement.

         SECTION 3. SECURITY FOR OBLIGATIONS UNDER THE NOTE. This Agreement and the pledge of the Collateral hereunder is made with the Pledgee as security for the obligations under the Note under the Note.

         SECTION 4. LIQUIDATION, RECAPITALIZATION, ETC. All sums of money and property paid or distributed in respect of the Pledged Stock, whether by dividend or sums paid upon such a liquidation, dissolution, recapitalization or reclassification of the Corporation, may be paid or distributed to Pledgor as long as there is no Event of Default under the Note and provided such payment or distribution does not cause or create an Event of Default; otherwise, all such payments and distributions which are received by the Pledgor shall, until paid or delivered to the Pledgee, be held in trust for the Pledgee as security for the obligations under the Note.

         SECTION 5. WARRANTY OF TITLE. The Pledgor warrants that Pledgor has good and marketable title to the Pledged Stock described in Section 1 hereof, subject to no pledges, liens, security interests, charges, options, restrictions or other encumbrances, and that Pledgor has full power, authority and legal right to pledge all of such Stock pursuant to this Agreement. The Pledgor covenants that Pledgor will defend the Pledgee's rights and security interest in such Stock against the claims and demands of all persons whomsoever, and the Pledgor covenants that Pledgor will have the like title to and right to pledge any other Collateral hereunder and will likewise defend the Pledgee's rights and security interest therein.

         SECTION 6. VOTING, ETC. PRIOR TO MATURITY. Unless and until an Event of Default shall have occurred and be continuing, the Pledgee shall be entitled to vote the Pledged Stock and to give consents, waivers and ratifications in respect of the Stock; PROVIDED, HOWEVER, that no vote shall be cast, or consent, waiver or ratification given or action taken, which would be inconsistent with or violate any provisions of this Agreement or any instrument or agreement evidencing or securing any of the obligations under the Note; and PROVIDED, FURTHER, that the Pledgee after default, which default is not cured within any applicable grace period, may cause the Stock to be transferred into Pledgee's own name as collateral security. All such rights of the Pledgor to vote and give consents, waivers and ratifications with respect to the Stock shall, at the Pledgee's option, as evidenced by the Pledgee's notifying Pledgor of such election, cease in case a Default shall have occurred and be continuing.

         SECTION 7. REMEDIES. If any Default shall have occurred and be continuing, the Pledgee shall thereafter have the following rights and remedies (to the extent permitted by applicable law), in addition to the rights and remedies of a secured party under the Uniform Commercial Code as adopted in the State of California, all such rights and remedies being cumulative, not exclusive, and enforceable alternatively, successively or concurrently, at such time or times as the Pledgee deems expedient:

                  (a) if the Pledgee so elects and gives notice of such election to the Pledgor, the Pledgee may vote any or all of the Stock (whether or not the same shall have been transferred into Pledgee's name or the name of its nominee or nominees) and give all consents, waivers and ratifications in respect of the Stock and otherwise act with respect thereto as though it were the outright owner thereof (the Pledgor hereby irrevocably constituting and appointing the Pledgee the proxy and attorney-in-fact of the Pledgor, with full power of substitution, to do so);

                  (b) the Pledgee may cause all or any part of the Stock held by it to be transferred into Pledgee's name or the name of its nominee or nominees, if it has not already done so; and

                  (c) the Pledgee may sell or cause the sale of any part or all of the Pledged Stock, upon any terms which it deems reasonable.

         The Pledgee may buy any part or all of the Collateral at any public sale, and if any part or all of the Collateral is of a type customarily sold in a recognized market or is of the type which is the subject of widely-distributed standard price quotations, the Pledgee may buy at private sale and may make payments thereof by any means. The Pledgee may apply the cash proceeds actually received from any sale or other disposition to the expenses of retaking, holding, preparing for sale, selling and the like, to reasonable attorneys' fees and all reasonable legal, travel and other expenses which may be incurred by the Pledgee in attempting to collect the obligations under the Note or to enforce this Agreement, or in the prosecution or defense of any action or proceeding related to the subject matter of this Agreement and to the obligations under the Note secured hereby.

         The Pledgor recognizes that the Pledgee may be unable to effect a public sale of the Stock by reason of certain prohibitions contained in the Securities Act of 1933, as amended, but may be compelled to resort to one or more private sales thereof to a restricted group of purchasers. The Pledgor agrees that any such private sales may be at prices and other terms less favorable to the Seller than if sold at public sales and that such private sales shall not by reason thereof be deemed not to have been made in a commercially reasonable manner. The Pledgee shall be under no obligation to delay a sale of any of the Stock for the period of time necessary to permit the issuer of such securities to register such securities for public sale under the Securities Act of 1933, as amended, even if the issuer would agree to do so.

         SECTION 8. MARSHALLING. The Pledgee shall not be required to marshall any present or future security for (including, but not limited to, this Agreement and the Collateral pledged hereunder), or guaranties of, the obligations under the Note or any of them, or to resort to such security or guaranties in any particular order. All of Pledgee's rights hereunder and in respect of such securities and guaranties shall be cumulative and in addition to all other rights, however existing or arising. To the extent that Pledgor lawfully may do so, the Pledgor hereby agrees that Pledgor will not invoke any law relating to the marshalling of collateral which might cause delay in or impede the enforcement of the Pledgee's rights under this Agreement or under any other instrument evidencing any of the obligations under the Note or under which any of the obligations under the Note is outstanding or by which any the obligations under the Note is secured or guaranteed. To the extent that Pledgor lawfully may do so, the Pledgor hereby irrevocably waives the benefits of all such laws.

         SECTION 9. PLEDGOR'S OBLIGATIONS UNDER THE NOTE NOT AFFECTED. The obligations under the Note of the Pledgor hereunder shall remain in full force and effect without regard to, and shall not be impaired by: (a) any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation, or the like of any Borrower or the Pledgor; (b) any exercise or nonexercise, or any waiver, by the Pledgee of any right, remedy, power or privilege under or in respect of any of the obligations under the Note or any security thereof (including this Agreement); (c) any amendment to or modification of any of the instruments or agreements evidencing or securing any of the obligations under the Note; or (d) the taking of additional security for, or any guaranty of, any of the obligations under the Note, or the release or discharge or termination of any security or guaranty for any of the obligations under the Note, whether or not the Pledgor shall have notice or knowledge of any of the foregoing.

         SECTION 10. TRANSFER, ETC. BY PLEDGOR. Without the prior written consent of the Pledgee, the Pledgor will not sell, assign, transfer or otherwise dispose of, grant any option with respect to, or pledge or grant any security interest in or otherwise encumber any of the Collateral or any interest therein, except for the pledge thereof provided for in this Agreement.

         SECTION 11. FURTHER ASSURANCES. The Pledgor will do all such acts, and will furnish to the Pledgee all such financing statements, certificates, legal opinions and other documents and will obtain all such governmental consents and corporate approvals and will do or cause to be done all such other things as the Pledgee may reasonably request from time to time in order to give full effect to this Agreement and to secure the rights of the Pledgee hereunder.

         SECTION 12. PRO-RATA SECURITY. All amounts owing with respect to the obligations under the Note shall be equally and ratably secured by, and proportionately entitled to the benefits of, the Collateral, PROVIDED, that the reasonable costs, fees and expenses of the Pledgee in enforcing its rights hereunder, including reasonable attorneys' fees, shall constitute a first claim on all the Collateral and be entitled to priority over all other obligations under the Note in respect of all distributions of any proceeds from any portion of the Collateral.

         SECTION 13. PLEDGEE'S EXONERATION. Under no circumstances shall the Pledgee be deemed to assume any responsibility for or obligation or duty with respect to any part of all of the Collateral of any nature or kind, other than the physical custody thereof, or any matter or proceedings arising out of or relating thereto. The Pledgee shall not be required to take any action of any kind to collect, preserve or protect the Pledgee's or the Pledgor's rights in the Collateral or against other parties thereto. The Pledgee's prior recourse to any part of all of the Collateral shall not constitute a condition of any demand, suit or proceeding for payment of collection of the obligations under the Note.

         SECTION 14. NO WAIVER, ETC. No act, failure or delay by the Pledgee shall constitute a waiver of its rights and remedies hereunder or otherwise. No single or partial waiver by the Pledgee of any default, right or remedy which it may have shall operate as a waiver of any other default, right or remedy or of the same default, right or remedy on a future occasion. The Pledgor hereby waives presentment, notice of dishonor and protest of all instruments, included in or evidencing any of the obligations under the Note or the Collateral, and any and all other notices and demands whatsoever (except as expressly provided herein).

         SECTION 15. NOTICE, ETC. All notices, requests and other communications hereunder shall be in conformity with the terms and conditions of the Note, addressed to the Pledgor and the Pledgee at their respective addresses indicated at the beginning of this Agreement or to such other address as the party to receive any such communication or notice may have designated by written notice to the other party.

         SECTION 16. TERMINATION. Upon the payment and performance in full of the obligations under the Note in accordance with their terms and the performance by the Pledgor of all of its covenants and agreements hereunder, this Agreement shall terminate and the Pledgor shall be entitled to the return of such Collateral in the possession or control of the Pledgee as has not theretofore been disposed of pursuant to the provisions hereof, together with any moneys and other property at the time held by the Pledgee hereunder.

         SECTION 17. MISCELLANEOUS PROVISIONS. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated except by a written instrument expressly referring to this Agreement and to the provisions so modified or limited, and executed by the party to be charged. This Agreement and all obligations under the Note of the Pledgor shall be binding upon the successors and assigns of the Pledgor, and shall, together with the rights and remedies of the Pledgee hereunder, inure to the benefit of the Pledgee, and its successors and assigns. This Agreement and the obligations under the Note of the Pledgor hereunder shall be governed by and construed in accordance with the laws of State of California. Pledgor agrees that the venue for adjudication of any dispute or controversy arising under this Agreement shall be any court of competent jurisdiction in the State of California, all as more specifically set forth in the Note. The descriptive section headings have been inserted for convenience of reference only and do not define or limit the provisions hereof. If any term of this Agreement shall be held to be invalid, illegal or unenforceable, the validity of all other terms hereof shall be in no way affected thereby, and this Agreement shall be construed and be enforceable as if such invalid, illegal or unenforceable term had not been included herein. The Pledgor acknowledges receipt of a copy of this Agreement. Terms used herein without definition which are defined in the Uniform Commercial Code have such defined meanings herein, unless the context otherwise indicates or requires. This Agreement is intended to take effect as a sealed instrument.

IN WITNESS WHEREOF, the Pledgor and Pledgee have executed this Stock Pledge and Security Agreement under seal on the 28th day of August, 2003.

WITNESS:                                 PLEDGOR:

                                         /s/  Larry Lee
                                         -------------------------------------
                                         Lawrence Lee

                                         PLEDGEE:

                                         RHL MANAGEMENT, INC.



                                         /s/ Rick Langley
                                         -------------------------------------
                                         Richard Langley
                                         President